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                            January 30, 2024

       Carl Daikeler
       Chief Executive Officer
       Beachbody Company, Inc.
       400 Continental Blvd, Suite 400
       El Segundo, CA 90245

                                                        Re: Beachbody Company,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 24,
2024
                                                            File No. 333-276681

       Dear Carl Daikeler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services
       cc:                                              Brent T. Epstein